Exhibit 99.13(c)(1)

ABERDEEN FUNDS DISTRIBUTION NOTICE

Aberdeen Funds	Aberdeen Standard Investments Inc.
Investor Relations	1900 Market Street, Suite 200
800-522-5465	Philadelphia, PA 19103

Investor.Relations@aberdeenstandard.com

Aberdeen Global Dynamic Dividend Fund (AGD)	Aberdeen Total Dynamic Dividend Fund (AOD)
Aberdeen Global Premier Properties Fund (AWP)	Aberdeen Global Income Fund, Inc. (FCO)

Aberdeen Income Credit Strategies Fund (ACP)

Aberdeen Emerging Markets Equity Income Fund, Inc. (AEF)

Each closed-end fund listed above (each a "Fund" and collectively, the "Funds") announced today that it paid on June 30, 2021, a distribution to all shareholders of record as of June 23, 2021 (ex-dividend date June 22, 2021), with the exception of the Aberdeen Income Credit Strategies Fund (ACP) which is to all shareholders of records as of June 4, 2021 (ex-dividend date June 3, 2021).

Under U.S. tax rules applicable to the Funds, the amount and character of distributable income for each fiscal year can be finally determined only as of the end of the Funds’ fiscal year. However, under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”) and related Rules, the Funds may be required to indicate to shareholders the estimated source of certain distributions to shareholders.

The following tables set forth the estimated amounts of the sources of the distributions for purposes of Section 19 of the 1940 Act and the rules adopted thereunder. The tables have been computed based on generally accepted accounting principles. The tables include estimated amounts and percentages for the current distributions paid this month as well as for the cumulative distributions paid relating to fiscal year to date, from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains; and return of capital. The estimated compositions of the distributions may vary because the estimated composition may be impacted by future income, expenses and realized gains and losses on securities and currencies.

The Funds’ estimated sources of the distributions paid this month and for their current fiscal year to date are as follows:

Estimated Amounts of Current Distribution per Share
Fund Ticker	CUSIP	Distribution Amount	Net Investment Income		Net Realized Short-Term Gains**		Net Realized Long-Term Gains		Return of Capital
ACP	003057106	$0.10	$0.0810	81%	-	-	-	-	$0.0190	19%
AEF	00301W105	$0.16	$0.1024	64%	-	-	-	-	$0.0576	36%
AGD	00302M106	$0.065	$0.0650	100%	-	-	-	-	-	-
AOD	00326L100	$0.0575	$0.0575	100%	-	-	-	-	-	-
AWP	00302L108	$0.04	$0.0148	37%	-	-	-	-	$0.0252	63%
FCO	003013109	$0.07	$0.0259	37%	-	-	-	-	$0.0441	63%

Estimated Amounts of Fiscal Year to Date Cumulative Distributions per Share
Fund Ticker	CUSIP	Fiscal Year to Date Distribution Amount*	Net Investment Income		Net Realized Short-Term Gains**		Net Realized Long-Term Gains		Return of Capital
ACP	003057106	$0.80	$0.6480	81%	-	-	-	-	$0.1520	19%
AEF	00301W105	$0.223	$0.1427	64%	-	-	-	-	$0.0803	36%
AGD	00302M106	$0.52	$0.5200	100%	-	-	-	-	-	-
AOD	00326L100	$0.46	$0.4600	100%	-	-	-	-	-	-
AWP	00302L108	$0.32	$0.1184	37%	-	-	-	-	$0.2016	63%
FCO	003013109	$0.56	$0.2072	37%	-	-	-	-	$0.3528	63%

* ACP,AGD,AOD,AWP and FCO have a 10/31 fiscal year end; AEF has a 12/31 year end.

* includes currency gains.

Where the estimated amounts above show a portion of the distribution to be a “Return of Capital,” it means that Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in a Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of the Fund’s current distributions.

The amounts and sources of distributions reported are only estimates and are not being provided for tax reporting purposes. The final determination of the source of all distributions in 2021 will be made after year-end. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of the fiscal year and may be subject to change based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

Circular 230 disclosure: To ensure compliance with requirements imposed by the U.S. Treasury, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

In the United States, Aberdeen Standard Investments is the marketing name for the following affiliated, registered investment advisers: Aberdeen Standard Investments Inc., Aberdeen Asset Managers Ltd., Aberdeen Standard Investments Australia Ltd., Aberdeen Standard Investments (Asia) Ltd., Aberdeen Capital Management, LLC, Aberdeen Standard Investments ETFs Advisors LLC and Aberdeen Standard Alternative Funds Limited.

Closed-end funds are traded on the secondary market through one of the stock exchanges. The Fund’s investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that the Fund will achieve its investment objective. Past performance does not guarantee future results.

https://www.aberdeenstandard.com/en-us/cefinvestorcenter/fund-centre/closed-end-funds